Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	3-months ended Mar. 31,	12-months ended Mar. 31,	Year Ended Dec. 31,
(millions)	2016	2016	2015	2014	2013	2012	2011

Income from continuing operations, before income taxes	$109.4	$402.2	$396.5	$345.3	$301.3	$317.8	$326.5
Interest expense	50.3	200.7	201.8	181.3	169.2	180.9	193.3
Earnings before taxes and fixed charges	$159.7	$602.9	$598.3	$526.6	$470.5	$498.7	$519.8

Interest expense	$50.3	$200.7	$201.8	$181.3	$169.2	$180.9	$193.3
Total fixed charges	$50.3	$200.7	$201.8	$181.3	$169.2	$180.9	$193.3

Ratio of earnings to fixed charges	3.17x	3.00x	2.96x	2.90x	2.78x	2.76x	2.69x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented.

The sale of TECO Guatemala was completed in December 2012, and TECO Guatemala is considered a discontinued operation. Periods prior to 2012 have been adjusted to reflect the classification of TECO Guatemala as discontinued operations.

The sale of TECO Coal was completed in September 2015, and TECO Coal is considered a discontinued operation. Periods prior to 2015 have been adjusted to reflect the classification of TECO Coal as discontinued operations.